SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          China Export Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    16938D104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 30, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    16938D104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,471,692

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,471,692

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,471,692

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.25%

14.  TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    16938D104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,471,692

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,471,692

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,471,692

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.25%

14.  TYPE OF REPORTING PERSON*

     OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    16938D104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,656,808

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,656,808

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,656,808

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.14%

14.  TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    16938D104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,612,040

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,612,040

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,612,040

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.42%

14.  TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   16938D104
          ---------------------
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is China Export Technology Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's offices is RM 2703-4, Great Eagle Centre, 23 Harbour Road, Wanchai. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Jeffrey L. Feinberg, a United States citizen, (ii) JLF Asset Management, L.L.C. a Delaware limited liability company, ("JLFAM"), (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company. ("JLFOS")(collectively, the "Reporting Persons").

     The principal business address of Jeffrey L. Feinberg, JLFAM and JLF1 is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014. The principal business address of JLFOS is c/o Goldman Sachs (Cayman) Trust, Ltd., P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands.

     Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), and JLFOS, (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg may be deemed to beneficially own 6,471,692 Shares, consisting of 2,656,808 Shares held by JLF1, 202,844 Shares held by JLF2, and 3,612,040 Shares held by JLFOS.

     As of the date hereof, JLFAM may be deemed to beneficially own 3,875,000 Shares, consisting of 2,656,808 Shares held by JLF1, 202,844 Shares held by JLF2, and 3,612,040 Shares held by JLFOS.

     As of the date hereof, JLF1 may be deemed to beneficially own 2,656,808 Shares.

     As of the date hereof, JLF2 may be deemed to beneficially own 202,844
Shares.

     As of the date hereof, JLFOS may be deemed to beneficially own 3,612,040 Shares.

     The funds for the purchase of the Shares came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 6,471,692 Shares or 22.25% of the Shares of the Issuer and (ii) JLF1 may be deemed to be the beneficial owner of 2,656,808 Shares or 9.14% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 3,612,040 Shares or 12.42% of the Issuer, based upon the 29,081,754 Shares outstanding as of September 30, 2006, according to the 10Q filed by the Issuer on November 14, 2006.

Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 6,471,692 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 2,656,808 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 3,612,040 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 6,471,692 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 2,656,808 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 3,612,040 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

Transactions effected within the last 60 days are listed in Exhibit B to this
Schedule 13D. All of these transactions were conducted on the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares.
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Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement Exhibit B - Transactions within the last 60 Days
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 5, 2007
-----------------------
(Date)

                                          /s/ Jeffrey L. Feinberg*
                                          -----------------------------
                                          Jeffrey L. Feinberg

                                          JLF Asset Management, L.L.C.*
                                          By: /s/ Jeffrey L. Feinberg
                                          -----------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member

                                          JLF Partners I, L.P.*
                                          By: JLF Asset Management, L.L.C.,
                                          its management company

                                          By: /s/ Jeffrey L. Feinberg
                                          ------------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member

                                          JLF Offshore Fund, Ltd.*
                                          By: JLF Asset Management, L.L.C.,
                                          its Investment Manager

                                          By: /s/ Jeffrey L. Feinberg
                                          -----------------------------
                                          Name: Jeffrey L. Feinberg
                                          Title: Managing Member


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                        EXHIBIT A JOINT FILING AGREEMENT
                        --------------------------------

     The undersigned agree that this Schedule 13D dated March 6, 2007 relating to the Common Shares, par value $0.001 per share, of China Export Technology, Inc. shall be filed on behalf of the undersigned.

                                        /s/ Jeffrey L. Feinberg*
                                        -----------------------------
                                        Jeffrey L. Feinberg

                                        JLF Asset Management, L.L.C.*
                                        By: /s/ Jeffrey L. Feinberg
                                        -----------------------------
                                        Name: Jeffrey L. Feinberg
                                        Title: Managing Member

                                        JLF Partners I, L.P.*
                                        By: JLF Asset Management, L.L.C.,
                                        its management company

                                        By: /s/ Jeffrey L. Feinberg
                                        -----------------------------
                                        Name: Jeffrey L. Feinberg
                                        Title: Managing Member

                                        JLF Offshore Fund, Ltd.*
                                        By: JLF Asset Management, L.L.C.,
                                        its Investment Manager

                                        By: /s/ Jeffrey L. Feinberg
                                        -----------------------------
                                        Name: Jeffrey L. Feinberg
                                        Title: Managing Member



* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.


April 5, 2007

                                    EXHIBIT B

                      TRANSACTIONS WITHIN THE LAST 60 DAYS

Jeffrey L. Feinberg, JLFAM, JLF1, JLF2, JLFOS
---------------------------------------------

                               # OF SHARES
          DATE     ENTITY      PURCHASED/(SOLD)           PRICE
          ----     ------      ----------------           -----

        3/6/2007   JLF1          47,800                   4.58

        3/6/2007   JLF2           3,400                   4.58

        3/6/2007   JLFOS         59,300                   4.58

        3/6/2007   JLF1          30,500                   4.49

        3/6/2007   JLF2           2,200                   4.49

        3/6/2007   JLFOS         37,800                   4.49

        3/8/2007   JLF1          62,112                   4.72

        3/8/2007   JLF2           4,403                   4.72

        3/8/2007   JLFOS         67,485                   4.72

        3/9/2007   JLF1           9,542                   4.96

        3/9/2007   JLF2             742                   4.96

        3/9/2007   JLFOS         12,717                   4.96

       3/26/2007   JLF1          43,315                   5.00

       3/26/2007   JLF2           3,089                   5.00

       3/26/2007   JLFOS         53,596                   5.00

       3/26/2007   JLF1           3,032                   4.93

       3/26/2007   JLF2             216                   4.93

       3/26/2007   JLFOS          3,752                    4.93

       3/30/2007   JLF1          64,970                   4.49

       3/30/2007   JLF2           4,634                   4.49

       3/30/2007   JLFOS         80,396                   4.49

       3/30/2007   JLF1          12,994                   4.50

       3/30/2007   JLF2             926                   4.50

       3/30/2007   JLFOS         16,080                   4.50

       3/30/2007   JLF1          21,656                   4.38

       3/30/2007   JLF2           1,544                   4.38

       3/30/2007   JLFOS         26,800                   4.38

       3/30/2007   JLF1          43,313                   4.40

       3/30/2007   JLF2          3,089                    4.40

       3/30/2007   JLFOS         53,598                   4.40

       3/30/2007   JLF1          16,459                   4.40

       3/30/2007   JLF2           1,174                   4.40

       3/30/2007   JLFOS         20,367                   4.40

       3/30/2007   JLF1          54,142                   4.42

       3/30/2007   JLF2           3,862                   4.42

       3/30/2007   JLFOS         66,996                   4.42

       3/30/2007   JLF1          41,148                   4.55

       3/30/2007   JLF2           2,935                   4.55

       3/30/2007   JLFOS         50,917                   4.55

       3/30/2007   JLF1          43,313                   4.50

       3/30/2007   JLF2           3,089                   4.50

       3/30/2007   JLFOS         53,598                   4.50

       3/30/2007   JLF1          36,816                   4.50

       3/30/2007   JLF2           2,626                   4.50

       3/30/2007   JLFOS         45,558                   4.50


SK 02717 0005 762599